EXHIBIT 99.2

IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS

We wish to caution readers that the following important factors, among others, in some cases have affected our results and in the future could cause our actual results and needs to vary materially from our past results and needs and from forward-looking statements made from time to time by us on the basis of our then-current expectations. The businesses in which we engage are in rapidly changing and competitive markets and involve a high degree of risk. Accuracy with respect to forward-looking projections is difficult.

Risks Relating to Our Property and Casualty Insurance Business

Our results may fluctuate as a result of cyclical changes in the property and casualty insurance industry.

We generate most of our total revenues through our property and casualty insurance subsidiaries. The results of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability could be affected significantly by:

•	increases in costs, particularly those occurring after the time our insurance products are priced and including construction, automobile, and medical and rehabilitation costs;

•	competitive and regulatory pressures which may affect the prices of our products and the nature of the risks covered;

•	volatile and unpredictable developments, including severe weather, catastrophes and terrorist actions;

•	legal, regulatory and socio-economic developments, such as new theories of insured and insurer liability and related claims and increases in the size of jury awards;

•	fluctuations in interest rates, inflationary pressures, default rates and other factors that affect investment returns; and

•	other general economic conditions and trends that may affect the adequacy of reserves.

The demand for property and casualty insurance can also vary significantly based on general economic conditions, rising as the overall level of economic activity increases and falling as such activity decreases. The fluctuations in demand and competition could produce underwriting results that would have a negative impact on our results of operations and financial condition.

Actual losses from claims against our property and casualty insurance subsidiaries may exceed their reserves for claims.

Our property and casualty insurance subsidiaries maintain reserves to cover their estimated ultimate liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. Reserves do not represent an exact calculation of liability. Rather, reserves represent estimates, involving actuarial projections at a given time, of what we expect the ultimate settlement and administration of claims will cost based on facts and circumstances then known, predictions of future events, estimates of future trends in claims frequency and severity and judicial theories of liability, costs of repair and replacement, legislative activity and other factors.

The inherent uncertainties of estimating reserves are greater for certain types of property and casualty insurance lines. These include workers’ compensation, where a longer period of time may elapse before a definitive determination of ultimate liability may be made, and environmental liability, where the technological, judicial and political climates involving these types of claims are changing.

We regularly review our reserving techniques, reinsurance and the overall adequacy of our reserves based upon:

•	our review of historical data, legislative enactments, judicial decisions, legal developments in imposition of damages, changes in political attitudes and trends in general economic conditions;

•	our review of per claim information;

•	historical loss experience of our property and casualty insurance subsidiaries and the industry as a whole; and

•	the form of our property and casualty insurance policies.

Because setting reserves is inherently uncertain, we cannot provide assurance that the existing reserves or future reserves established by our property and casualty insurance subsidiaries will prove adequate in light of subsequent events. Our results of operations and financial condition could therefore be materially affected by adverse loss development for events that we insure.

Due to our geographical concentration in our property and casualty business, changes in the economic, regulatory and other conditions in the regions where we operate could have a significant negative impact on our business as a whole.

We generate a significant portion of our property and casualty insurance net premiums written and earnings in Michigan, Massachusetts and other states in the Northeast, including New Jersey and New York. For the year ended December 31, 2005, approximately 35.2% and 15.8% of our net written premium in our property and casualty business was generated in the states of Michigan and Massachusetts, respectively. Massachusetts and New Jersey, in particular with respect to personal automobile insurance, are highly regulated, impose significant rate control and residual market charges, and restrict a carrier’s ability to exit such markets. The revenues and profitability of our property and casualty insurance subsidiaries are subject to prevailing economic, regulatory, demographic and other conditions, including adverse weather, in Michigan and the Northeast. Because of our strong regional focus, our business as a whole could be significantly affected by changes in the economic, regulatory and other conditions in the regions where we transact business.

Catastrophe losses could materially reduce our profitability or cash flow.

Our property and casualty insurance subsidiaries are subject to claims arising out of catastrophes that may have a significant impact on their results of operations and financial condition. We may experience catastrophe losses, which could have a material adverse impact on our business. Catastrophes can be caused by various events including hurricanes, earthquakes, tornadoes, wind, hail, fires, severe winter weather, sabotage, terrorist actions and explosion. The frequency and severity of catastrophes are inherently unpredictable.

The extent of gross losses from a catastrophe is a function of two factors: the total amount of insured exposure in the area affected by the event and the severity of the event. The extent of net losses depends on the amount and collectibility of reinsurance.

Although catastrophes can cause losses in a variety of property and casualty lines, homeowners and commercial multiple peril insurance have, in the past, generated the vast majority of our catastrophe-related claims. Our catastrophe losses have historically been principally weather-related, particularly snow and ice damage from winter storms, as well as hurricanes.

We purchase catastrophe reinsurance as protection against catastrophe losses. Based upon an ongoing review of our reinsurers’ financial statements, reported financial strength ratings from rating agencies and the analysis and guidance of our reinsurance intermediaries, we believe that the financial condition of our reinsurers is sound. However, reinsurance is subject to credit risks, including those resulting from over-concentration within the industry. The availability, scope of coverage and cost of reinsurance could be adversely affected by past catastrophes and terrorist attacks and the perceived risks associated with possible future terrorist activities. We cannot currently estimate the impact of these events on us. We also cannot provide assurance that our current reinsurance will be adequate to protect us against future catastrophe losses or that reinsurance will continue to be available to us at commercially reasonable rates or with coverage provisions reflective of the risks underwritten in our primary policies.

We may incur financial losses resulting from our participation in shared market mechanisms and mandatory and voluntary pooling arrangements.

As a condition to conducting business in several states, our property and casualty insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements. These arrangements are designed to provide various insurance coverages to individuals or other entities that otherwise are unable to purchase such coverage. We cannot predict whether our participation in these shared market mechanisms or pooling arrangements will provide underwriting profits or losses to us. For the years ended December 31, 2005, 2004, and 2003, we incurred an underwriting loss from participation in these mechanisms and pooling arrangements of $34.9 million, $16.7 million, and $26.9 million, respectively. We may face similar losses in the future.

In addition, we may be adversely affected by liabilities resulting from our previous participation in certain voluntary assumed reinsurance pools, including certain property and casualty reinsurance pools. We have terminated participation in virtually all property and casualty voluntary pool business, but remain subject to claims related to periods in which we participated. The property and casualty assumed reinsurance businesses have suffered substantial losses during the past several years, particularly related to environmental and asbestos exposure for property and casualty coverages. Due to the inherent volatility in these businesses, possible issues related to the enforceability of reinsurance treaties in the industry and to the recent history of increased losses, we cannot provide assurance that our current reserves are adequate or that we will not incur losses in the future. Although we have discontinued participation in these reinsurance pools as described above, we are subject to claims related to prior years or from pools we could not exit in full. Our operating results and financial position may be harmed from liabilities resulting from any such claims.

We may be adversely affected by new and existing legislation in the State of Louisiana as a result of the losses incurred in that state from Hurricanes Katrina and Rita. We also may incur a greater share of losses related to the State of Louisiana’s shared market mechanisms due to these increased losses as well as the declining number of carriers providing coverage in this region.

The Louisiana Insurance Commissioner has enacted legislation suspending the authority of insurance companies to cancel or nonrenew certain personal and commercial property insurance policies covering properties in Louisiana that had been damaged by hurricanes Katrina and Rita. Specifically our ability to issue notices of cancellation and nonrenewal has been suspended until 60 days after the substantial completion of the repair or reconstruction of the dwelling, residential property or commercial property or until December 31, 2006, whichever occurs first. There can be no assurance that we will not be adversely affected by such limitations imposed by the state.

In addition, the Louisiana FAIR plan has experienced substantial losses related to Hurricane Katrina. Under the state’s Plan, we are allowed to recover such losses from policyholders, subject to annual limitations. Although we have recognized an expense currently for our estimated losses from the Louisiana FAIR Plan, given the uncertainty in the marketplace in Louisiana, there can be no assurance that our estimate of this liability will be sufficient to cover our share of the FAIR Plan losses or whether we will be able to recover such costs from policyholders. Also, the availability of private homeowners insurance in the state is declining as carriers seek to exit or significantly reduce their exposure in the state. This may increase the number of insureds seeking coverage from the FAIR Plan and could result in increased losses to us through the FAIR Plan.

Our profitability could be adversely affected by periodic changes to our relationships with our agencies.

Our Property and Casualty segment reviews our agencies from time to time to identify those that do not meet our profitability standards or are not strategically aligned with our business. Following these periodic reviews, we may restrict such agencies’ access to certain types of policies or terminate our relationship with them, subject to applicable contractual and regulatory requirements to renew certain policies for a limited time. We may not achieve the desired results from these measures, and our failure to do so could negatively affect our operating results and financial position.

We may be affected by disruptions caused by the introduction of new personal lines products and related technology changes and new personal and commercial lines operating models. We could also be affected if we are not able to attract profitable policies and retain profitable policies in force in Personal Lines.

Our personal lines production and earnings may be unfavorably affected by the introduction of our new multivariate auto product should we experience adverse selection because of our pricing, operational difficulties or implementation impediments with independent agents. In addition, there are increased underwriting risks associated with the appointment of new agencies and the expansion into new geographic areas.

Risks Relating to Our Life Companies Businesses

We could be subject to additional losses related to the sale of our variable life insurance and annuity business.

On December 30, 2005, we sold our variable life insurance and annuity business and recognized a loss of $444.4 million. In connection with this sale, we will provide certain transition services through the earlier of June 30, 2007 or when the variable life insurance and annuity operations transfer to Goldman Sachs. We currently expect to complete this transition in the fourth quarter of 2006. We have estimated that the cost related to providing these transition services, in addition to retention, severance and conversion costs, to be approximately $15 million in 2006. We may incur additional expenses related to these services should they extend beyond the fourth quarter of 2006.

In addition, we are outsourcing the administration of the remaining traditional life insurance and group retirement business. We could incur additional costs related to this effort should we be unable to complete this outsourcing initiative by the fourth quarter of 2006 at projected rates. Also, we could experience increased costs if we are unable to achieve anticipated overhead and other expense savings timely upon transition of this business.

Finally, in connection with the transaction we have agreed to indemnify Goldman Sachs for certain contingent liabilities, including litigation and other regulatory matters, as well as other contractual obligations. We have established a reserve related to these contractual indemnifications. Although we believe that this liability is appropriate, we cannot provide assurance that costs related to these indemnifications when they ultimately settle, will not exceed our current liability.

Interest rate fluctuations could negatively affect our profitability.

Some of our products, including guaranteed investment contracts, funding agreements, traditional whole and universal life insurance and fixed annuities expose us to the risk that changes in interest rates will reduce our “spread”, or the difference between the amounts that we are required to pay under the contracts and the rate of return we are able to earn on our general account investments intended to support our obligations under the contracts. Declines in our spread from these products or other spread businesses we conduct could have a material adverse effect on our business or results of operations.

In periods of increasing interest rates, we may not be able to replace the assets in our general account investment portfolios with higher yielding assets needed to fund the higher crediting rates necessary to keep our interest sensitive products profitable. We therefore may have to accept a lower spread and thus lower profitability or face greater loss of existing contracts and related assets. In periods of declining interest rates, we may have to reinvest the cash we receive as interest or return of principal on our investments in lower yielding instruments then available. Moreover, borrowers may prepay fixed-income securities, commercial mortgages and mortgage-backed securities in our general account in order to borrow at lower market rates, which increases this risk. Because we are entitled to reset the interest rates on our general account supported life insurance and annuity products and guaranteed investment contracts only at limited, pre-established intervals, and since many of our policies have guaranteed minimum interest or crediting rates, our spreads could decrease and potentially become negative.

A decline in market interest rates available on investments could also reduce our return from investments of capital that do not support particular policy obligations, which could have a material adverse effect on our results of operations.

An increase in volatility or a decline in the securities markets may negatively affect our business.

Our investment-based and asset management products and services expose us to the risk that withdrawal of assets from other investment products will increase if, as a result of a continued market downturn, increased market volatility or other market conditions, customers become dissatisfied with their investments. A declining market also leads to lower account balances as a result of decreases in market value of assets under management. In many cases, our fees in these businesses are based on a percentage of the assets we manage and, if account values decline, our fee revenue declines.

These factors may lead to a flow of cash out of our businesses. These outflows may require investment assets to be sold at a time when prices for those assets are lower, which may result in realized investment losses. A sudden demand among consumers to change product types or withdraw funds could lead us to sell assets at a loss to meet the demand for funds.

Actual losses from claims against our life insurance subsidiaries may exceed their reserves for claims.

For our life insurance and annuity products, we calculate reserves based on assumptions and estimates such as estimated premiums we will receive over the assumed life of each policy, the timing of the event covered by the insurance policy, the expected life of the insured or annuitant, the anticipated market performance of underlying investments, the amount of benefits or claims to be paid and the investment returns on the assets we purchase with the premiums we receive. We establish reserves based on assumptions and estimates of mortality and morbidity rates, policy and claim termination rates, benefit amounts, investment returns and other factors. Because setting reserves is inherently uncertain, we cannot provide assurance that our existing reserves or future reserves to support our obligations under our life insurance and annuity products will prove adequate in light of subsequent events. Our results of operations and financial condition could therefore be materially affected by adverse loss development for events that we insure.

We could be adversely affected by litigation regarding insurers’ and broker/dealers’ sales practices for insurance and investment products or our historical administration of such products, or changes in regulations or the regulatory environment.

A number of civil jury verdicts have been returned against life and health insurers and broker/dealer distributors in the jurisdictions in which we do business. These cases involved the insurers’ or distributors’ sales practices or disclosures, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against the insurer or distributor, including material amounts of punitive damages. In some states, juries are given substantial discretion in awarding punitive damages in these circumstances. We, from time to time, are subject to litigation of this type.

The insurance, broker/dealer, investment management (particularly mutual funds and variable product separate accounts) and investment advisory industries are heavily regulated by federal and state laws. Changes in such laws or regulations or the interpretation of such laws and regulations and the corresponding civil litigation environment could affect our results of operations and financial position.

Fluctuations in currency exchange rates may adversely affect our financial condition.

We have investments in securities denominated in foreign currencies. As of December 31, 2005, our investments in foreign currency denominated securities amounted to approximately $26.0 million, based on the exchange ratio prevailing on that date between the U.S. dollar and the relevant foreign currency. We also hold trust obligations backed by funding obligations denominated in foreign currencies. As a result, we are exposed to changes in exchange rates between the U.S. dollar and various foreign currencies, including the Japanese Yen and British Pound. To the extent these exchange rates fluctuate in the future, our financial condition could be adversely affected.

We enter into foreign exchange swap and futures contracts, as well as compound foreign currency or interest rate swap contracts from time to time to mitigate risks from foreign currency fluctuations. However, we cannot provide assurance that these measures will be adequate, or that these risks will not adversely affect our business. Furthermore, swap contracts and similar transactions also expose us to credit risk with the counter-party to the transaction.

We may incur financial losses resulting from our previous participation in assumed accident and health reinsurance pools and arrangements.

We previously participated in approximately 40 assumed accident and health reinsurance pools and arrangements. During the third quarter of 1998, we ceased writing new premiums in this business, subject to certain contractual obligations. This reinsurance business was included in our former Corporate Risk Management Services segment, which was discontinued in 1999. The reinsurance pool business consisted primarily of direct and assumed medical stop loss, the medical and disability portions of workers’ compensation risks, small group managed care, long-term disability and long-term care pools, student accident and special risk business. We are currently monitoring and managing the run-off of our related participation in the 25 pools with remaining liabilities.

Under these arrangements, we acted both as a reinsurer and a reinsured. In some instances we ceded significant exposures to other reinsurers in the marketplace. There are disputes ongoing within the industry, which relate to the placement of this type of business with various reinsurers and ultimately may result in an impact to the recovery of the placed reinsurance. Although we are not directly involved in these disputes, the potential risk to us as a participant in these pools is primarily that other companies that reinsured this business from us may seek to avoid or fail to timely pay their reinsurance obligations (especially in light of the fact that historically these pools sometimes involved multiple layers of overlapping reinsurers, or so-called “spirals”) or may become insolvent. Thus, we are exposed to both assumed losses and to credit risk related to these pools. We are not currently engaged in any significant disputes in respect to this business. At this time, we do not anticipate that any significant portion of recorded reinsurance recoverables will be uncollectible.

We believe our reserves for the accident and health assumed and ceded reinsurance business appropriately reflect both current claims and unreported losses. However, due to the inherent volatility in this business and the reporting lag of losses that tend to develop over time which ultimately affect excess covers, there can be no assurance that current reserves are adequate or that we will not have additional losses in the future. Although we have discontinued participation in these reinsurance arrangements, unreported claims related to the years in which we were a participant may be reported and previously reported claims may develop unfavorably. If any such unreported claims or unfavorable development is reported to us, our results of operations and financial position may be negatively impacted.

Risk Relating to Our Business Generally

Other market fluctuations and general economic, market and political conditions may also negatively affect our business and profitability.

At December 31, 2005, we held approximately $6.0 billion of investment assets in categories such as fixed maturities, equity securities, mortgage loans and other long-term investments. Our investment returns, and thus our profitability, may be adversely affected from time to time by conditions affecting our specific investments and, more generally, by bond, stock, real estate and other market fluctuations and general economic, market and political conditions. Our ability to make a profit on insurance products, fixed annuities and guaranteed investment products depends in part on the returns on investments supporting our obligations under these products and the value of specific investments may fluctuate substantially depending on the foregoing conditions. We use a variety of strategies to hedge our exposure to interest rate and other market risk. However, hedging strategies are not always available and carry certain credit risks, and our hedging could be ineffective.

The uncertainties in the U.S. and international economic and investment climates adversely affected our businesses and profitability in 2003, and may adversely affect our results in future periods depending on market conditions.

Market conditions also affect the value of assets under our employee pension plans, including our Cash Balance Plan. The expense or benefit related to our employee pension plans results from several factors, including changes in the market value of plan assets, interest rates and employee compensation levels. For the year ended December 31, 2005, we recognized net expenses of $21.2 million related to our employee pension plans. Declines in the market value of plan assets and interest rates from levels at December 31, 2005 could negatively affect our results of operations. Additionally, in 2005, we contributed $0.9 million to our qualified pension plan. At December 31, 2005, our plans net liabilities exceeded its assets by approximately $220 million. As such, in 2006, we will be required to contribute approximately $52 million to this plan in order to meet our minimum funding requirements. We may have to contribute additional funds to our benefit plans in future periods due to the inherent uncertainty surrounding the financial markets and their effect on plan assets.

In addition, debt securities comprise a material portion of our investment portfolio. The issuers of those securities, as well as borrowers under the loans we make, customers, trading counterparties, counterparties under swaps and other derivative contracts and reinsurers, may be affected by the declining market. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons. The uncertain trend in the U.S. and other economies has, in prior years, resulted in increased levels of investment impairments. We cannot assure you that further impairment charges will not be necessary in the future. Our ability to fulfill our debt and other obligations could be adversely affected by the default of third parties on their obligations owed to us.

We are a holding company and rely on our insurance company subsidiaries for cash flow; we may not be able to receive dividends from our subsidiaries in needed amounts.

We are a holding company for a diversified group of insurance and financial services companies and our principal assets are the shares of capital stock of our subsidiaries. Our ability to make required debt service payments, as well as our ability to pay operating expenses and pay dividends to shareholders, depends upon the receipt of sufficient funds from our subsidiaries. The payment of dividends by our insurance company subsidiaries is subject to regulatory restrictions and will depend on the surplus and future earnings of these subsidiaries, as well as the regulatory restrictions. For example, during 2005, we received $48.6 million of dividends from our life insurance business. These dividends were considered “extraordinary” and required approval from state regulators. Our life insurance subsidiary, FAFLIC cannot pay future dividends except with the permission of the Massachusetts Commissioner of Insurance. THG’s need for funds may be affected by its commitment with the Massachusetts Commissioner of Insurance to maintain a minimum risk-based capital ratio for FAFLIC of 100% of the Company Action Level, indefinitely. Our property and casualty businesses can make dividends to THG of approximately $120 million without prior approval from the state regulators.

Because of the regulatory limitations on the payment of dividends from our insurance company subsidiaries, we may not always be able to receive dividends from these subsidiaries at times and in amounts necessary to meet our debt and other obligations. The inability of our subsidiaries to pay dividends to us in an amount sufficient to meet our debt service and funding obligations would have a material adverse effect on us. These regulatory dividend restrictions also impede our ability to transfer cash and other capital resources among our subsidiaries.

Our dependence on our insurance subsidiaries for cash flow exposes us to the risk of changes in their ability to generate sufficient cash inflows from new or existing customers or from increased cash outflows. Cash outflows may result from claims activity, surrenders, lapses or investment losses. Reductions in cash flow from our subsidiaries would have a material adverse effect on our business and results of operations.

Our businesses are heavily regulated and changes in regulation may reduce our profitability.

Our insurance businesses are subject to supervision and regulation by the state insurance authority in each state in which we transact business. This system of supervision and regulation relates to numerous aspects of an insurance company’s business and financial condition, including limitations on the authorization of lines of business, underwriting limitations, the ability to terminate agents, supervisory and liability responsibilities for agents and registered representatives, the setting of premium rates, the requirement to write certain classes of business which we might otherwise avoid or charge different premium rates, restrictions on the ability to withdraw from certain lines of business, the establishment of standards of solvency, the licensing of insurers and agents, concentration of investments, levels of reserves, the payment of dividends, transactions with affiliates, changes of control and the approval of policy forms. Most insurance regulations are designed to protect the interests of policyholders rather than stockholders and other investors. For example, the Michigan Commissioner of Insurance recently proposed a ban of credit scores with respect to personal lines.

From time to time, we are involved in investigations and proceedings by governmental and self-regulatory agencies, including “market timing”, and inquiries relating to tax reporting calculations for policyholders and others in connection with distributions under a subset of variable annuity contracts in this business. We cannot provide assurance that these investigations, proceedings and inquiries will not result in actions that would adversely affect our results of operations or financial condition.

State regulatory oversight and various proposals at the federal level may in the future adversely affect our ability to sustain adequate returns in certain lines of business or in some cases, such as Massachusetts personal automobile business, operate the line profitably. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Products that are also “securities”, such as variable life insurance and variable annuities, are also subject to federal and state securities laws and such products and their distribution by our broker/dealer are regulated and supervised by the Securities and Exchange Commission, the National Association of Securities Dealers, or NASD, and state securities commissions. Our business could be negatively impacted by adverse state and federal legislation or regulation, including those resulting in:

•	decreases in rates;

•	limitations on premium levels;

•	increases in minimum capital and reserve requirements;

•	benefit mandates;

•	limitations on the ability to manage care and utilization;

•	requirements to write certain classes of business;

•	tax treatment of insurance and annuity products; and

•	restrictions on underwriting.

In addition, broker/dealers are subject to regulations which cover all aspects of securities business, including:

•	sales methods and supervision;

•	trading practices among broker/dealers;

•	use and safekeeping of customers’ funds and securities;

•	recordkeeping;

•	compensation; and

•	the conduct of directors, officers and employees.

These regulations serve to protect the customers and other third parties who deal with us and are designed to protect the integrity of the financial markets. If we are found to have violated an applicable regulation, administrative or judicial proceedings may be initiated against us which could result in censures, fines, civil penalties, the issuance of cease-and-desist orders, the deregistration or suspension of our broker/dealer activities, among other consequences. These actions could have a material adverse effect on our financial position and results of operations.

We are rated by several rating agencies, and our ratings could adversely affect our operations.

Ratings have become increasingly important in establishing the competitive position of insurance companies. Our ratings are important in marketing the products of our insurance companies to our agents and customers, since rating information is broadly disseminated and generally used throughout the industry.

Our insurance company subsidiaries are rated by A.M. Best and Moody’s, and certain of our insurance company subsidiaries are rated for their claims-paying ability by Standard & Poor’s. These ratings reflect a rating agency’s opinion of our insurance subsidiaries’ financial strength, operating performance, strategic position and ability to meet their obligations to policyholders. These ratings are not evaluations directed to investors, and are not recommendations to buy, sell or hold our securities. Our ratings are subject to periodic review by the rating agencies and we cannot guarantee the continued retention or improvement of our current ratings.

Downgrades in future periods could adversely affect our results of operations and financial position.

Negative changes in our level of statutory surplus could adversely affect our ratings and profitability.

The capacity for an insurance company’s growth in premiums is in part a function of its statutory surplus. Maintaining appropriate levels of statutory surplus, as measured by state insurance regulators, is considered important by state insurance regulatory authorities and the private agencies that rate insurers’ claims-paying abilities and financial strength. Regulators may require that additional capital be contributed to increase the level of statutory surplus. Failure to maintain certain levels of statutory surplus could result in increased regulatory scrutiny, action by state regulatory authorities or a downgrade by private rating agencies.

The National Association of Insurance Commissioners, or NAIC, uses a system for assessing the adequacy of statutory capital for life and health insurers and property and casualty insurers. The system, known as risk-based capital, is in addition to the states’ fixed-dollar minimum capital and other requirements. The system is based on risk-based formulas (separately defined for life and health insurers and property and casualty insurers) that apply prescribed factors to the various risk elements in an insurer’s business and investments to report a minimum capital requirement proportional to the amount of risk assumed by the insurer. We believe that any failure to maintain appropriate levels of statutory surplus would have an adverse impact on our ability to grow our property and casualty business profitably.

We are subject to mandatory assessments by state guaranty funds; an increase in these assessments could adversely affect our results of operations and financial condition.

All fifty states of the United States have insurance guaranty fund laws requiring life and property and casualty insurance companies doing business within the state to participate in guaranty associations. These associations are organized to pay contractual obligations under insurance policies issued by impaired or insolvent insurance companies. The associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Mandatory assessments by state guaranty funds are used to cover losses to policyholders of insolvent or rehabilitated companies and can be partially recovered through a reduction in future premium taxes in many states, although the ability of our life insurance subsidiaries to recover such assessments in the future will be greatly limited by the fact that we receive premiums, and thus pay premium taxes, only on existing business. During 2005, we had a total assessment of approximately $0.2 million levied against us. As of December 31, 2005, we have $1.3 million of reserves related to guaranty fund assessments. In the future, these assessments may increase above levels experienced in prior years. Future increases in these assessments depend upon the rate of insolvencies of insurance companies. An increase in assessments could adversely affect our results of operations and financial condition.

Intense competition could negatively affect our ability to maintain or increase our profitability.

We compete with a large number of other companies in our property and casualty segment. We compete, and will continue to compete, with national and regional insurers, mutual companies, specialty insurance companies, underwriting agencies and financial services institutions. In recent years, there has been substantial consolidation and convergence among companies in the financial services industry, particularly as the laws separating banking, insurance and securities have been relaxed, resulting in increased competition from large, well-capitalized financial services firms. Many of our competitors have greater financial, technical and operating resources than we do. In addition, competition in the property and casualty insurance markets has intensified over the past several years. This competition may have an adverse impact on our revenues and profitability.

A number of new, proposed or potential legislative or industry developments could further increase competition in our industry. These developments include:

•	the enactment of the Gramm-Leach-Bliley Act of 1999, which could result in increased competition from new entrants to our markets;

•	the implementation of commercial lines deregulation in several states;

•	programs in which state-sponsored entities provide property insurance in catastrophe prone areas or other alternative markets types of coverage;

•	changing practices caused by the Internet, which have led to greater competition in the insurance business in general, and

•	proposals, from time to time, to provide for federal chartering of insurance companies.

In addition, we could face heightened competition resulting from the entry of new competitors and the introduction of new products by new and existing competitors. Increased competition could make it difficult for us to obtain new customers, retain existing customers or maintain policies in force by existing customers. It could also result in increasing our service, administrative, policy acquisition or general expense due to the need for additional advertising and marketing of our products. In addition, our administrative or management information systems expenditures could also increase substantially as we try to maintain our competitive position. We cannot provide assurance that we will be able to maintain our current competitive position in the markets in which we operate, or that we will be able to expand our operations into new markets. If we fail to do so, our business could be materially adversely affected.

If we are unable to attract and retain qualified personnel, or if we experience the loss or retirement of key executives or other key employees, we may not be able to compete effectively and our operations could be impacted significantly.

Our future success will be affected by our continued ability to attract and retain qualified executives and other key employees, particularly those experienced in the property and casualty industry.

We cannot be sure that our reinsurers will pay in a timely fashion, if at all.

We purchase reinsurance by transferring part of the risk that we have assumed (known as ceding) to a reinsurance company in exchange for part of the premium we receive in connection with the risk. As of December 31, 2005, our reinsurance receivable amounted to approximately $1.6 billion. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the reinsured) of our liability to our policyholders or, in cases where we are a reinsurer to our reinsureds. Accordingly, we bear credit risk with respect to our reinsurers. We cannot be sure that our reinsurers will pay the reinsurance recoverables owed to us currently or in the future or that they will pay such recoverables on a timely basis.

We cannot guarantee our ability to maintain our current level of reinsurance coverage.

There is uncertainty regarding the reinsurance marketplace primarily as a result of the significant amount of losses the industry, including the reinsurance marketplace, incurred in 2005 due to Hurricanes Katrina and Rita. There can be no assurance that we will be able to maintain our current levels of reinsurance coverage. Changes in the reinsurance marketplace may adversely affect our ability to obtain such coverages, as well as adversely affect the cost of obtaining that coverage.

Additionally, the availability, scope of coverage, cost, and creditworthiness of reinsurance, could continue to be adversely affected as a result of new catastrophes, terrorist attacks, the conflict in Iraq and the perceived risks associated with future terrorist activities. We cannot currently estimate the impact of these events on us.

Changes in federal income tax law could make some of our products less attractive to customers and increase our tax costs.

In June 2001, the Economic Growth and Tax Relief Reconciliation Act of 2001 was enacted. The 2001 Act contains provisions that will, over time, significantly lower individual tax rates. This will have the effect of reducing the benefits of deferral on the build-up value of annuities and life insurance products. The 2001 Act also includes provisions that will eliminate, over time, the estate, gift and generation-skipping taxes and partially eliminate the step-up in basis rule applicable to property held in a decedent’s estate. Some of these changes might result in increased surrenders of insurance products. We cannot predict the overall effect on such products of tax law changes included in the 2001 Act.

Congress has, from time to time, also considered other tax legislation, including legislation that would reduce or eliminate the benefit of the current federal income tax rule under which tax on the build-up value of annuities and life insurance products can generally be deferred until payments are made to the policyholder or other beneficiary and excluded when paid as a death benefit under a life insurance contract and proposals to eliminate any income tax on dividend income.

Congress, as well as foreign, state and local governments, also consider from time to time, legislation that could increase our tax costs. If such legislation is adopted, our consolidated net income could decline.

We cannot predict whether such legislation will be enacted, what the specific terms of any such legislation will be or how, if at all, it might affect retention of our products.

Our business continuity and disaster recovery plans may not sufficiently address all contingencies.

Terrorist actions, catastrophes or other significant events affecting our infrastructure may interrupt our ability to conduct business, and delays in recovery of our operating capabilities could negatively affect our business and profitability.

The effect of our restructuring efforts may adversely impact our business and profitability.

We could be adversely affected by the restructuring actions that result from our ongoing review of operational matters related to our business, including a review of our markets, products, organization, financial capabilities, agency management, regulatory environment, ancillary businesses and service processes.

Any disposals of assets, liabilities or related businesses which are not recorded on the balance sheet at fair value, could have a material impact on equity.

Except where required or permitted by applicable accounting principles, components of our consolidated balance sheets are not marked to market or otherwise intended to reflect our estimates of the fair market or disposition value of such assets or liabilities or the related businesses. The recorded value of certain assets, such as deferred acquisition costs, deferred federal income taxes and goodwill, and certain liabilities reflect the application of our assumptions to generally accepted accounting principles. Accordingly, in the event of a disposition of all or a portion of any such assets, liabilities or related businesses, the value obtainable in such a transaction may differ materially from the value reflected in our consolidated financial statements, which would in turn have a material impact on Shareholders’ Equity and book value per share.